UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

CMP MEDIA INC.

(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

125891101
(CUSIP Number)


Is a fee being paid with this statement: (   ) Yes  ( X ) No

*The remainder of this page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No. 125891101

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of above person
            STEIN ROE & FARNHAM INCORPORATED
            36-3447638

2.  Check the appropriate box if a member of a group
     (a) -----
     (b) -----

3.  SEC USE ONLY

4.  Citizenship or place of organization
            Delaware Corporation

Number of shares beneficially owned by each reporting person with
5.  Sole voting power                         8,600 shares

6.  Shared voting power                        -0-

7.  Sole dispositive power                     -0-

8.  Shared dispositive power                395,200 shares

9.  Aggregate amount beneficially owned by each reporting
person                                      395,200 shares

10. Check box if the aggregate amount in Row (9) excludes
certain shares                             not applicable

11. Percent of class represented by amount in Row 9   5.63%

12. Type of Reporting Person                    IA


Item 1(a).  Name of Issuer:  CMP MEDIA INC.

Item 1(b).  Address of Issuer's Principal Executive Office:
                  600 Community Drive
                  Manhasset, NY   11030

Item 2(a).  Name of Person Filing:
                  Stein Roe & Farnham Incorporated

Item 2(b).  Address of Principal Business Office:
                 One South Wacker Drive
                 Chicago, IL 60606

Item 2(c).  Citizenship:    Delaware Corporation

Item 2(d).  Title of Class of Securities:
                            Class A Common Stock

Item 2(e).  CUSIP Number 125891101

Item 3.  If this statement is filed pursuant to Rules 13d-
1(b), or 13d-2(b), check whether person filing is a:

         (e) [XX] Investment Adviser registered under
Section 203 of the Investment Advisers Act of 1940.

Item 4.  Ownership:
         (a)  Amount beneficially owned:  395,200 shares

         (b)  Percent of Class:  5.63%

         (c)  Number of shares as to which such person has:

              (i)  sole power to vote or to direct the vote:
                                                8,600 shares

              (ii) shared power to vote or to direct the
vote:                                                    -0-

              (iii) sole power to dispose or to direct the
disposition:                                  395,200 shares

              (iv) shared power to dispose or to direct the
disposition:                                             -0-

Item 5.  Ownership of Five Percent or Less of a Class:
              Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person:
              Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent
Holding Company:
              Not Applicable

Item 8.  Identification and Classification of Members of the
Group:
             Not Applicable

Item 9.  Notice of Dissolution of Group:
             Not Applicable

Item 10.  CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 1998

By:  /s/ Kenneth J. Kozanda
       Kenneth J. Kozanda
       Senior Vice President & Chief Financial Officer